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Matthew K Kerfoot matthew.kerfoot@dechert.com +1 212 641 5694 Direct +1 212 698 3599 Fax

January 12, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Coy Garrison, Special Counsel, Office of Real Estate and Commodities

Re:	Frontier Funds (the “Trust”)

Post-Effective Amendment to Form S-1

Filed September 25, 2017

File No. 333-210313

Dear Mr. Garrison:

Thank you for your comment letter dated October 19, 2017, regarding the post-effective amendment to Form S-1 for the Trust, filed with the Securities and Exchange Commission (the “Commission”) on September 25, 2017. Below, we describe the changes that have been made to the post-effective amendment in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

General

Capitalized terms have the same meaning as defined in the Form S-1 unless otherwise indicated.

Comment	1. We note that the post-effective amendment incorporates by reference your annual report on Form 10-K for the year ended December 31, 2016, as filed on March 31, 2017. We further note that you filed a revised Form 10-K on April 3, 2017, and that you filed quarterly reports on Form 10-Q on May 15, 2017 and August 14, 2017. Please revise the post-effective amendment to incorporate by reference the foregoing and all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed pursuant to Section 14 of the Exchange Act since the end of the fiscal year. Refer to General Instruction VII and Item 12 of Form S-1.

Response 1.	The post-effective amendment has been revised accordingly.
Comment	2. We note that your allocation, past performance, and net asset value disclosures are as of March 31, 2017. Please revise to update these disclosures with data as of a more recent date, or advise us why it is appropriate to include such information as of March 31, 2017.
Response 2.	The allocation, past performance and net asset value disclosures have been updated with data as of September 30, 2017.
Comment	3. Please revise the post-effective amendment to include the information required by Part II of Form S-1.
Response 3.	The post-effective amendment has been revised accordingly.
Comment	4. We note that the post-effective amendment is unsigned. Please revise to include the signatures of your principal executive officer or officers, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. Refer to Instruction 1 to Signatures on Form S1 for guidance.
Response 4.	The post-effective amendment has been revised accordingly.

The Managing Owner and CPO, page 50

Comment	5. We note your disclosure on page 50 that you have included the background information on the principals of the managing owner and Wakefield Advisors LLC, but we can only locate such disclosure for the principals of Wakefield Advisors LLC on pages 52-54. Please revise to include the background information on the principals of the managing owner.
Response 5.	The post-effective amendment has been revised to include the background information on the principals of the managing owner.
Comment	6. We note your disclosure, here and elsewhere in the filing, that the “managing owner has delegated its commodity pool operator responsibilities to Wakefield Advisors LLC.” Please revise your disclosure to clarify the relationship between the managing owner and Wakefield Advisors LLC, including whether there is an agreement in place between the managing owner and Wakefield Advisors LLC or their respective affiliates. If applicable, please also describe the material terms of any such agreement, including provisions pertaining to fees payable and termination provisions. Additionally, please tell us what consideration you have given to filing any such agreement as an exhibit to the post-effective amendment. Please refer to Items 404 and 601(b)(10) of Regulation S-K.

Response 6.	The managing owner has delegated its commodity pool operator responsibilities to Wakefield Advisors LLC in a written delegation agreement. The post-effective amendment has been revised to include the material terms of the delegation agreement.

Trading Limitations, Policies and Swaps―Swaps, page 58

Comment	7. We note your disclosure on page 32 that the Dividend Fund and the Long/Short Commodity Fund each invest in certain reference programs through total returns swaps with Deutsche Bank AG. Please revise to provide a description of the platform through which you enter into these swap transactions. Please also disclose the material terms of these swap transactions and explain how the reference indices are constructed, whether the composition and weighting of the indices may be adjusted, and how returns are determined. Additionally, please clarify the roles of Deutsche Bank and the trading advisors in connection with the construction and rebalancing of the indices.

Response 7. The post-effective amendment has been revised to include a description of the platform. Deutsche Bank AG and the trading advisors do not have a role in the construction or rebalancing of the indices. As noted in the post-effective amendment, the managing owner has entered into a contract with Deutsche Bank AG to be the index manager which allows the managing owner to construct and rebalance each index.

Comment	8. Please revise your disclosure to explain the factors you consider in determining whether to allocate assets to trading advisors versus entering into swaps tied the performance of the relevant trading advisors programs.

Response 8.	The post-effective amendment has been revised accordingly.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5694. Thank you.

Best regards,

/s/ Matthew K. Kerfoot

Matthew K. Kerfoot